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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43978

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Financial Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Egan — 646-424-8133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Egan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Financial Markets, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDWARD CHEN
Notary Public, State of New York
No. 01CH6050898
Qualified in New York County
Commission Expires January 29, 2011

Notary Public

Signature

Chief Financial Officer
Title

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ING Financial Markets, LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

December 31, 2009

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Financial Markets, LLC

We have audited the accompanying statement of financial condition of ING Financial Markets, LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of ING Financial Markets, LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

February 25, 2010

ING Financial Markets, LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

December 31, 2009
(In Thousands)

Assets	
Cash	$ 8,519
Securities segregated under Federal and other regulations	135,000
Receivable from affiliate	1,739
Receivable from customers	115,589
Receivable from brokers, dealers and clearing organizations	287,144
Securities received as collateral	1,556,988
Collateralized financing agreements:	
Securities borrowed	24,115,198
Securities purchased under agreements to resell	10,871,662
Financial instruments owned, at fair value	370,111
Financial instruments owned, not readily marketable, at fair value	255
Exchange memberships, at cost (fair value $2,500)	163
Other assets	3,636
Total assets	$ 37,466,004
Liabilities and member's equity	
Liabilities:	
Short-term loan from affiliate	$ 532,000
Payable to customers	495,646
Payable to non-customers	431,029
Payable to brokers, dealers and clearing organizations	37,829
Obligation to return securities received as collateral	1,556,988
Collateralized financing agreements:	
Securities loaned	7,444,180
Securities sold under agreements to repurchase	25,859,442
Financial instruments sold, not yet purchased, at fair value	360,290
Accounts payable, accrued expenses and other liabilities	2,809
Total liabilities	36,720,213
Subordinated borrowings	83,000
Member's equity	662,791
Total liabilities and member's equity	$ 37,466,004

See accompanying notes to the statement of financial condition.

ING Financial Markets, LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to the Statement of Financial Condition

December 31, 2009
(In Thousands)

1. Organization

ING Financial Markets, LLC is a wholly owned subsidiary of ING Financial Holdings Corporation (the "Parent"). The Parent is an indirect, wholly owned subsidiary of ING Groep N.V. ING Financial Markets, LLC (the "Company") was incorporated in Delaware on March 28, 2002. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the Securities Investor Protection Corporation ("SIPC") and a member of various exchanges. The Company primarily provides customer facilitation services for equity and fixed income trading, securities lending activities, repurchase and resale agreements, proprietary equities, options and futures trading activities, limited underwriting services, and clearing and custodial services for affiliates.

The Company clears and settles all equity products through an unaffiliated securities clearing firm on a fully disclosed basis. The Company self-clears other products, including domestic fixed income securities, securities borrowed and loaned, securities purchased under agreements to resell and securities sold under agreements to repurchase.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its statement of financial condition in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All material intracompany balances are eliminated.

Use of Estimates

In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased. Accrued interest receivable and payable for these agreements are reported within Receivable from and Payable to brokers, dealers and clearing organizations in the statement of financial condition. Such transactions are collateralized by U.S. Treasuries, mortgage-backed securities and corporate bonds. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to obtain possession of securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned under resale agreements. The market value of securities to be repurchased or resold is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. The market value of securities approximates cash value.

It is the Company's policy to net securities purchased under agreements to resell and securities sold under agreements to repurchase transactions with the same counterparty provided the conditions of FIN 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (ASC 210-20-45-11) are met. At December 31, 2009, the Company netted reverse repurchase agreements with repurchase agreements of $9,743,777.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender of the securities. With respect to securities loaned, the Company receives collateral in the form of cash and securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary. Accrued rebates are reported within Receivable from and Payable to brokers, dealers and clearing organizations in the statement of financial condition.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments are primarily used in principal trading activities. These financial instruments are principally U.S. exchange traded equities and options and are recorded at fair value based upon quoted market prices. These financial instruments are recorded on a trade date basis.

Exchange Memberships

The Company's exchange memberships, which represent ownership interest in the exchanges and provide the Company with the right to conduct business on the exchange, are recorded at cost or, if an other-than-temporary impairment in value has occurred, at the value that reflects management's estimate of the impairment. At December 31, 2009, the fair value of the exchange memberships was $2,500.

Securities Transactions

The Company records principal securities transactions, including related trading gains and losses, and related expenses on a trade date basis. Agency securities transactions are recorded on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition under Receivable from brokers, dealers and clearing organizations.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the close of business at the statement of financial condition date.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements

In May 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 165, *Subsequent Events* (ASC 855-10). The objective of ASC 855-10 is to establish general standards of accounting for and disclosures of events occurring after the statement of financial condition date but before financial statements are issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Company evaluates subsequent events through the date that the Company's statement of financial condition is issued. The adoption of ASC 855-10 did not have a material impact on the Company's statement of financial condition.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* (ASC 815-10-15-2). ASC 815-10-15-2 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for reporting periods beginning after November 15, 2008. Earlier application is permitted. The Company adopted ASC 815-10-15-2 for the year ended December 31, 2009.

In July 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162* (ASC 105). ASC 105 establishes the FASB Accounting Standards Codification ("Codification") to become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification does not change current GAAP. ASC 105 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted the Codification for the year-end statement of financial condition.

3. Securities Segregated under Federal and Other Regulations

At December 31, 2009, the Company had securities in the amount of $135,000 segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3.

(In Thousands)

4. Securities Received and Pledged as Collateral

The Company enters into secured borrowing and lending transactions as a part of its normal course of business. The Company receives collateral in connection with resale agreements, securities borrowed transactions, and borrow/pledge transactions. The Company generally is permitted to sell or repledge these securities held as collateral and use them to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions.

At December 31, 2009, the fair value of securities received as collateral that the Company was permitted to sell or repledge was $46,193,631. The fair value of securities received as collateral that the Company sold or repledged was $45,234,665 at December 31, 2009.

In addition, the Company receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the statement of financial condition. At December 31, 2009, $1,556,988 was reported as Securities received as collateral and an Obligation to return securities received as collateral in the statement of financial condition.

The Company also pledges assets that it owns to counterparties who have the right to repledge them. Trading assets, pledged in connection with repurchase agreements, securities lending agreements and other secured financings to counterparties are included in Financial instruments owned, at fair value in the statement of financial condition and were $133,534 at December 31, 2009.

5. Receivable from and Payable to Customers

Receivable from and Payable to customers include amounts due to/from customers on cash transactions. For receivables, securities owned by customers are held as collateral. Such collateral is not reflected in the statement of financial condition. Amounts Receivable from and Payable to customers at December 31, 2009 were $115,589 and $495,646, respectively.

(In Thousands)

6. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2009 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 118,282	$ 8,971
Deposits with clearing organizations	41,776	–
Due to/from clearing organizations	92,849	3,339
Net unsettled trades	7,831	478
Fees, interest, rebates, and other receivable/payable	26,406	25,041
Total	$ 287,144	$ 37,829

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date. As these amounts are short term in nature, their carrying amounts are a reasonable estimate of fair value.

7. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and Financial instruments sold, not yet purchased, as of December 31, 2009 consist of exchange traded equity and option securities valued at quoted market prices. At December 31, 2009, these amounts were as follows:

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Equities	$ 270,524	$ 277,457
Options	99,587	82,833
Total	$ 370,111	$ 360,290

(In Thousands)

7. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value (continued)

Financial instruments sold, not yet purchased, involve an obligation to purchase securities at a future date. Such securities have market risk to the extent subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected in the statement of financial condition.

8. Related Party Transactions

At December 31, 2009, the Company holds $751 of cash with affiliated entities.

At December 31, 2009, the Company had a receivable of $1,739 classified as Receivable from affiliate in the statement of financial condition and a payable to affiliates of $1,706 included in Accounts payable, accrued expenses and other liabilities in the statement of financial condition.

At December 31, 2009, the Company has recorded $475,583 within Payable to customers related to amounts due to affiliated entities. This balance reflects agency transactions performed for related parties. At December 31, 2009, the Company has recorded $431,029 in Payable to non-customers related to amounts due to affiliated entities. This balance reflects servicing of assets for related parties.

At December 31, 2009, the Company has $562,315 of Securities borrowed and $2,800,331 of Securities loaned with affiliates. In relation to these transactions, the Company had $1,724 of accrued rebates receivable and $530 of accrued rebates payable. Further, the Company recorded $121,936 of Securities received as collateral and Obligation to return securities received as collateral related to an affiliate at December 31, 2009.

At December 31, 2009, the Company has $1,672,957 of Securities purchased under agreements to resell and $376,968 of Securities sold under agreements to purchase with affiliates. Further, in relation to these transactions, the Company had $218 of accrued interest receivable and $3 of accrued interest payable reported in Receivable from and Payable to brokers, dealers, and clearing organizations at December 31, 2009.

8. Related Party Transactions (continued)

The Company maintains a revolving loan agreement with an affiliate in the amount of $7.5 billion (dollars as stated). The revolving loan agreement is an overnight facility and bears a market rate of interest of three-month LIBOR. The loan agreement does not have a stated maturity date as it may be terminated by either party upon at least 45 days prior written notice. The Company had an outstanding balance of $532,000 at December 31, 2009, which is included in Short-term loan from affiliate in the statement of financial condition.

At December 31, 2009, the Company had an $83,000 subordinated promissory note with the Parent. See Note 11 for further information.

9. Financial Instruments with Off-Balance Sheet Risk

The Company enters into options and futures contracts with off-balance sheet risk for trading purposes. These contracts are carried at fair value.

Options are contracts that provide the holder with the right, but not the obligation, to purchase or sell a specified number of units of financial instruments at a predetermined price within a specified period of time. The option purchaser pays a premium to the option seller (writer) for the right to exercise the option. The option seller is obligated to buy (call) or sell (put) the item underlying the contract at a set price, if the option purchaser chooses to exercise. As a purchaser of an option contract, the Company is subject to credit risk, since the counterparty is obligated to make payments under the terms of the option contract, if the Company exercises the option. As the writer of an option contract, the Company is not subject to credit risk but is subject to market risk, since the Company is obligated to make payments under the terms of the option contract, if exercised.

Futures contracts are for delayed delivery of a financial instrument in which the seller agrees to make delivery at a specified future date at a specified price or yield. Futures contracts are exchange traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument or commodity. Maintaining a futures contract requires the Company to deposit with the exchange an amount of cash or other specified asset as security for its obligation. The credit risk of futures contracts is limited since futures exchanges generally require the daily cash settlement of unrealized gains/losses on open contracts with the futures exchange. Futures contracts may be settled by physical delivery of the underlying asset or cash

(In Thousands)

9. Financial Instruments with Off-Balance Sheet Risk (continued)

settlement on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. The notional amounts of futures reflect the contractual basis upon which daily mark-to-market calculations are computed and do not reflect the amount at risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market volatility. There were no open futures contracts as of December 31, 2009.

As of December 31, 2009, the gross notional amounts of derivative financial instruments used for trading purposes are as follows:

	Assets (Shares)	Liabilities (Shares)
Options	28,774	27,087

For the year ended December 31, 2009, the average fair values of derivative financial instruments used for trading purposes are as follows:

	Assets	Liabilities
Options	$ 122,272	$ 85,701
Futures	–	17

The average fair value amounts have been calculated based on the month-end fair values. The Company believes this method fairly reflects the nature and volume of the business in all aspects material to the statement of financial condition.

These options have maturities between approximately one month and two years. The Company also has margin requirements related to these options with an unaffiliated clearing firm of $92,849 at December 31, 2009 which are satisfied by a pledge of cash, included in Receivable from brokers, dealers and clearing organizations on the statement of financial condition. The amounts exchanged are based on the contract amounts and other terms of the derivative financial instruments.

9. Financial Instruments with Off-Balance Sheet Risk (continued)

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. Exposure to market risk is managed in accordance with risk limits set by senior management, by buying or selling instruments or entering into offsetting positions.

10. Fair Value of Financial Instruments

FASB Statement No. 157, *Fair Value Measurements* (ASC 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

(In Thousands)

10. Fair Value of Financial Instruments (continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2009:

Assets and Liabilities Measured at Fair Value on a Recurring Basis
December 31, 2009

	Level 1	Level 2	Level 3	Total
Assets				
Securities received as collateral	$ 1,556,988	$ –	$ –	$ 1,556,988
Financial instruments owned:				
Equities	270,524	–	–	270,524
Options	99,587	–	–	99,587
Total	$ 1,927,099	$ –	$ –	$ 1,927,099

	Level 1	Level 2	Level 3	Total
Liabilities				
Obligation to return securities received as collateral	$ 1,556,988	$ –	$ –	$ 1,556,988
Financial instruments, sold not yet purchased, at fair value:				
Equities	277,457	–	–	277,457
Options	82,833	–	–	82,833
Total	$ 1,917,278	$ –	$ –	$ 1,917,278

There were no Level 2 and Level 3 financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009. Securities received as collateral and Obligation to return securities received as collateral primarily consist of U.S. and Canadian government securities.

(In Thousands)

10. Fair Value of Financial Instruments (continued)

Financial Instruments Not Measured at Fair Value on a Recurring Basis

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Cash, Securities borrowed, Securities purchased under agreements to resell, Securities loaned, Securities sold under agreements to repurchase, Receivable from customers, Receivable from brokers, dealers and clearing organizations, Payable to customers, Payable to brokers, dealers and clearing organizations, and certain short-term borrowings.

Financial instruments owned, not readily marketable are Level 3 financial assets. As of December 31, 2009, the Company held $255 of Financial instruments owned, not readily marketable versus $170 as of December 31, 2008.

11. Subordinated Borrowing

At December 31, 2009, the Company had an $83,000 subordinated promissory note with the Parent that bears interest at a rate of three-month LIBOR plus 1/16%. Interest payments are made on a monthly basis and the subordinated promissory note is due to mature on October 4, 2011.

The subordinated borrowing is subordinated to all other creditors of the Company, covered by agreements approved by the Company's designated regulatory organization, and thus available in computing net capital under SEC regulations.

12. Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign entities. The Company's transactions are collateralized and are executed with and on behalf of institutional investors, including other broker-dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

12. Concentrations of Credit Risk (continued)

The Company attempts to minimize credit risk associated with its securities borrowed, securities loaned, securities purchased under agreements to resell and securities sold under agreements to repurchase business by monitoring customer credit exposure and creditworthiness and by limiting transactions with specific counterparties. The Company reviews collateral values daily and requires additional collateral to be deposited with or returned to the Company when it is deemed necessary.

13. Guarantees

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (ASC 460), requires the Company to disclose information about obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

Indemnifications/Other Guarantees

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event third-party service providers, including sub-custodians and third-party brokers, improperly execute specified transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

13. Guarantees (continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of these representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Exchange Membership Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability on the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

14. Commitments and Contingencies

The Company, together with various other broker-dealers, corporations, and individuals, has been named as a defendant in several class action lawsuits that allege violations of Federal and State securities laws and claim substantial damages. Management of the Company believes, after consultation with outside counsel, the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

(In Thousands)

14. Commitments and Contingencies (continued)

In the normal course of business, the Company enters into underwriting commitments. There were no transactions related to such underwriting commitments that were open at December 31, 2009.

15. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the Rule's alternative method, which requires maintaining net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined.

Rule 15c3-1 and the rules of the New York Stock Exchange also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital is less than the greater of 5% of aggregate debit items or $1,500. At December 31, 2009, the Company had net capital of $673,214, of which $664,186 was in excess of the required net capital of $9,028.

The Company has entered into a written agreement with its unaffiliated clearing firm which requires the clearing firm to perform a "PAIB reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

16. Subsequent Events

In preparation of this statement of financial condition, the Company has evaluated subsequent events through February 25, 2010.

During 2010, the Company initiated self clearing and settlement of its foreign equity and fixed income sales and trading business. Prior to this date, the Company had been both clearing and settling the aforementioned business through an unaffiliated securities firm.

STATEMENT OF FINANCIAL CONDITION

ING Financial Markets, LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)
December 31, 2009
With Report and Independent
Registered Public Accounting Firm

(A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the New York regional office of the Securities and Exchange Commission, the region in which ING Financial Markets, LLC has its principal place of business.)



STATEMENT OF FINANCIAL CONDITION

ING Financial Markets, LLC

(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

December 31, 2009

With Report and Independent
Registered Public Accounting Firm

Ernst & Young LLP


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